
March 13, 2024

Eugene Wong
Chief Executive Officer
Ace Global Business Acquisition Limited
Room 806, 8/F, Tower 2, Lippo Centre
89 Queensway, Admiralty, Hong Kong

> **Re: Ace Global Business Acquisition Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2024**
> **File No. 001-40309**

Dear Eugene Wong:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 5, 2024

Risk Factors, page 4

1. We note that you are seeking to extend your termination date to October 8, 2024, which is a date that is 42 months from your initial public offering. Since Section IM-5101-2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that your proposal to extend your termination date beyond 36 months does not comply with this rule and describe the risks of your non-compliance, including that your shares may be subject to suspension and delisting from the Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jon Venick, Esq.